   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 30, 1998
                              REGISTRATION NO. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 ---------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                 ---------------
                                    KTI, INC.
             (Exact name of registrant as specified in its charter)

                     NEW JERSEY                                                               22-2665282
(State or other jurisdiction of incorporation or organization)                   (I.R.S. Employer Identification No.)

                               7000 BOULEVARD EAST
                          GUTTENBERG, NEW JERSEY 07093
                                 (201) 854-7777
       (Address, including zip code, and telephone including area code, of registrant's principal executive offices)
                             ROBERT E. WETZEL, ESQ.
                                  C/O KTI, INC.
                               7000 BOULEVARD EAST
                          GUTTENBERG, NEW JERSEY 07093
                                 (201) 854-7777
                       (Name, address, including zip code,
                              and telephone number,
                             including area code, of
                               agent for service)
                                   Copies to:
                              BRIAN HOFFMANN, ESQ.
                             MCDERMOTT, WILL & EMERY
                              50 ROCKEFELLER PLAZA
                            NEW YORK, NEW YORK 10020
                                 (212) 547-5400

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.
         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box.
/ /
         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/
         If this Form is filed to register additional securities for an offering pursuant to Section 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. / /
         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

            CALCULATION OF REGISTRATION FEE FOR ADDITIONAL SECURITIES

================================================================================================================================
Title of each class                       Number of             Proposed             Proposed maximum        Amount of
of securities to be                       Shares                maximum              aggregate               Registration
registered                                to be                 offering price       offering price          fee
                                          registered            per share (1)
--------------------------------------------------------------------------------------------------------------------------------
Common Stock, no par value                2,930,291             $17.4375             $51,096,950             $15,074
================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee in accordance with rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the high and low prices reported on the NASDAQ National Market on September 25, 1998.

                                 ---------------

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to section 8(a), may determine.

                                    KTI, INC.
                        2,930,291 SHARES OF COMMON STOCK

         This prospectus relates to the resale of an aggregate of 2,930,291 shares of common stock, no par value (the "Common Stock"), of KTI, Inc., a New Jersey corporation (the "Company"), consisting of (a) 1,714,285 shares of Common Stock previously issued by the Company to former securityholders (the "Holders") of FCR, Inc., a Delaware corporation ("FCR"), in connection with the consummation of the merger (the "Merger") of FCR with and into KTI Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company ("Merger Sub"), (b) up to 251,289 shares of Common Stock issuable to the Holders in respect of an additional payment payable to the Holders in connection with the Merger, in each case pursuant to the Agreement and Plan of Merger, dated July 22, 1998, by and among, the Company, Merger Sub, FCR and the Holders, (c) 154,718 shares of Common Stock issued in connection with the acquisition of Atlantic Coast Fibers, Inc., Gaccione Bros. & Co., Inc., PGC Corporation and First State Recycling, Inc., (d) 155,874 shares of Common Stock issued upon exercise of warrants and options, (e) 65,000 shares of Common Stock underlying warrants issued by the Company, and (f) 589,125 shares of Common Stock underlying options issued to employees of the Company.

         The shares of Common Stock offered hereby (the "Shares") may be offered for sale from time to time by the Selling Shareholders or their respective pledgees, donees, transferees or other successors in interest in the open market, on the NASDAQ National Market, in the over-the-counter market, in privately negotiated transactions, hedging transactions, or a combination of such methods, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Shares are intended to be sold through one or more broker-dealers or directly to purchasers. Such broker-dealers may receive compensation in the form of commissions, discounts or concessions from the Selling Shareholders or purchasers of the Shares for whom such broker-dealers may act as agent, or to whom the Selling Shareholders may sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary concessions). The Selling Shareholders and any broker-dealers who act in connection with the sale of Shares hereunder may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them and proceeds of any resale of the Shares may be deemed to be underwriting discounts and commissions under the Act. See "Selling Security Holders" and "Plan of Distribution."

         Of the 2,930,291 Shares offered hereby, (a) 2,024,877 Shares are presently issued and outstanding, (b) up to 251,289 Shares may be issued to the Holders in respect of an additional payment in connection with the Merger, (c) 65,000 Shares are issuable upon exercise of warrants, 5,000 of which are exercisable at a price of $10.00 per share and expire on June 16, 2002, 15,000 of which are exercisable at a price of $15.3125 per share and expire on August 28, 2008, 7,500 of which are exercisable at a price of $16.25 per share and expire on November 24, 2007, 17,500 of which are exercisable at a price of $22.25 per share and expire on June 22, 2008, and 20,000 of which are exercisable at a price of $19.75 per share and expire on August 20, 2008, and
(d) 589,125 Shares are issuable upon exercise of options, 34,125 of which are exercisable at price of $6.905 per share and expire on September 27, 2005, 100,000 of which are exercisable at a price of $9.00 per share and expire on July 23, 2007, 150,000 of which are exercisable at a price of $15.3125 per share and expire on August 28, 2008, 150,000 of which are exercisable at a price of $16.625 per share and expire on January 2, 2008, and 155,000 of which are exercisable at a price of $17.00 per share and expire on January 4, 2008. If all of the warrants are exercised, the Company will receive proceeds of approximately $1,185,938, and if all of the options are exercised the Company will receive proceeds of approximately $8,560,883.

         The proceeds from the sale of the shares of Common Stock hereunder will be received solely by the Selling Shareholders.

         The Common Stock is listed on the NASDAQ National Market System under the symbol "KTIE." On ______, 1998, the last reported sale price of the Common Stock, as reported on the NASDAQ National Market System, was $___ per share.

            AN INVESTMENT IN THE SECURITIES OFFERED PURSUANT TO THIS
              PROSPECTUS IS SPECULATIVE AND INVOLVES A HIGH DEGREE
                  OF RISK. SEE "RISK FACTORS" AT PAGES 6 TO 13.

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                   THIS PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

               The date of this Prospectus is ____________, 1998.

                              AVAILABLE INFORMATION

         The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (referred to herein, together with all other amendments and exhibits, as the "Registration Statement") under the Securities Act for the registration of the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are omitted from this Prospectus in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is made to the Registration Statement, exhibits, schedules thereto, and the financial statement and notes thereto filed or incorporated by reference as a part thereof. Statements made in this Prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Commission. Such reports, proxy statements, and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at its office at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         Current Report on Form 8-K, dated November 14, 1997, as amended on Form 8-K/A;

         Annual Report on Form 10-K for the year ended December 31, 1997;

         Current Report on Form 8-K, dated May 6, 1998;

         Quarterly Report on Form 10-Q for the quarter ended March 31, 1998;

         Current Report on Form 8-K, dated June 10, 1998;

         Current Report on Form 8-K, dated June 16, 1998;

         Current Report on Form 8-K, dated June 26, 1998;

         Current Report on Form 8-K, dated July 10, 1998;

         Current Report on Form 8-K, dated July 22, 1998;

         Current Report on Form 8-K, dated August 5, 1998;

         Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

         Current Report on Form 8-K, dated August 21, 1998; and

         Current Report on Form 8-K, dated August 28, 1998.

No other report has been filed by the Company since the end of its fiscal year ended December 31, 1997.

         All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement incorporated or deemed to be incorporated by reference herein shall be deemed to be modified, replaced or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests should be directed to:

                                    KTI, Inc.
                               7000 Boulevard East
                          Guttenberg, New Jersey 07093
                           Attention: Robert E. Wetzel
                        Telephone Number: (201) 854-7777

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         All statements contained herein or incorporated by reference herein that are not historical facts, including but not limited to statements regarding the Company's current business strategy and plans for future development and operations, are based upon current expectations. These statements are forward-looking in nature and involve a number of risks and uncertainties. Actual results may differ materially. Among the factors in addition to the foregoing that could cause actual results to differ materially are the following: (i) the availability of sufficient capital to finance the Company's business plans on terms satisfactory to the Company; (ii) the ability of the Company to integrate acquired companies into its operations; (iii) the ability of the Company to attract and retain senior managers and other employees to augment the Company's management group; (iv) the ability of the Company to improve its operational and financial systems and controls; (v) competitive factors such as availability of less expensive waste disposal outlets or expanded recycling programs that may significantly reduce the amount of waste products available to the Company's facilities; (vi) any further restructuring of the Company's power purchase agreements with Central Maine Power Company and Bangor-Hydro Electric Power Company or any restructuring of the Company's power purchase agreement with Florida Power Company; (vii) changes in labor, equipment and capital costs; (viii) the ability of the Company to consummate any contemplated joint ventures and/or restructuring on terms satisfactory to the Company; (ix) changes in regulations affecting the waste disposal and recycling industries; (x) the ability of the Company to comply with the restrictions imposed upon it in connection with its outstanding indebtedness; (xi) future acquisitions or strategic partnerships; (xii) general business and economic conditions; and (xiii) other factors described from time to time in the Company's reports filed with the Commission and in the "Risk Factors" section of this Prospectus. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which statements are made pursuant to the Private Securities Litigation Reform Act of 1995 and, as such, speak only as of the date made.

                                     SUMMARY

         The following summary is qualified in its entirety by, and should be read in conjunction with the more detailed information and financial statements, including the notes thereto, appearing elsewhere or incorporated by reference herein.

THE COMPANY

         KTI, Inc. (individually and collectively with its subsidiaries, the "Company") is focused on consolidation of the integrated waste handling market in the areas of secondary recovery and reuse of the waste stream. The Company provides wood, paper, corrugated cardboard, metals, plastic and glass processing and recycling, municipal solid waste processing and disposal capabilities, specialty waste disposal services, facility operations and recycling of ash combustion residue. The Company's integrated waste handling business emphasizes the use of low cost processing to add value to the various waste products delivered and, in certain cases, the generation of electric and steam power. The Company believes that by adding these processing steps to its system, it is competitive with traditional landfill alternatives while producing superior environmental results and meeting social and political mandates. The Company also markets recyclable metals, plastic, paper and corrugated cardboard processed at its facilities and by third parties.

         As part of its integrated waste handling business, the Company operates six waste-to-energy plants, two wood waste processing plants, twenty-five material recovery facilities, six cellulose insulation manufacturing plants, three plastics reprocessing facilities, an international recycled products brokering business and other recycling assets in twenty-one states.

         The Company was incorporated in New Jersey in 1985. The Company is a holding company, and substantially all of its operating assets are owned by corporate and partnership subsidiaries. The principal executive offices of the Company are located at 7000 Boulevard East, Guttenberg, New Jersey 07093. The Company's telephone number is (201) 854-7777.

RECENT DEVELOPMENTS

         On August 28, 1998, FCR, Inc., a Delaware corporation ("FCR"), was merged (the "Merger") with and into KTI Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company ("Merger Sub"), pursuant to an Agreement and Plan of Merger, dated July 22, 1998 (the "Merger Agreement"), by and among the Company, Merger Sub, FCR and the securityholders of FCR (the "Holders"). Pursuant to the Merger Agreement, at the closing of the Merger, the securities of FCR held by the Holders were converted into the right to receive an aggregate of (i) $30.0 million in cash (the "Initial Cash Consideration"), (ii) 1,714,285 shares of common stock, no par value (the "Common Stock"), of the Company (the "Initial Stock Consideration"), and (iii) an additional payment of up to $30.0 million (the "Earnout"), based upon the earnings from the operation of FCR for the period from July 1, 1998 through December 31, 1998, payable in a combination of cash and Common Stock, which Common Stock shall be valued at the greater of the market value of the Common Stock on the date the Earnout is determined and $23 per share; provided, that if the market value of the Common Stock on the date the Earnout is determined is less than $18 per share, the FCR Holders shall be entitled to an additional payment equal to the difference between $18 and such market value (the "Makeup Payment," and together with the Earnout, the Initial Cash Consideration and the Initial Stock Consideration, the

"Merger Consideration"). The Merger Consideration is payable in a combination of Cash and Common Stock, and the value of the Common Stock portion of the Merger Consideration shall be equal to at least 40% of the aggregate Merger Consideration. As a result of the Merger, FCR became a wholly owned subsidiary of the Company.

         FCR is a diversified recycling company that provides residential and commercial recycling processing and marketing services and manufactures products, in particular, cellulose insulation, using recycled materials. FCR owns or operates seventeen material recovery facilities, six cellulose insulation manufacturing facilities and three plastic reprocessing facilities in twelve states.

         In connection with the Merger, Mr. Paul A. Garrett, Chief Executive Officer of FCR, was elected to the Board of Directors of the Company and was named the Vice-Chairman of the Board of Directors of the Company. Mr. Brian J. Noonan, Chief Financial Officer of FCR, was named Chief Financial Officer of the Company.

         On August 21, 1998, the Company consummated the acquisition of substantially all of the assets of Atlantic Coast Fibers, Inc., a New Jersey corporation ("Atlantic Coast Fibers"), Gaccione Bros. & Co., Inc. and PGC Corporation, each a New Jersey corporation (collectively, "Gaccione Bros."). Atlantic Coast Fibers and Gaccione Bros. operate high-grade paper processing facilities in Passaic, New Jersey and Clifton, New Jersey, respectively. The Company intends to relocate the operations of Gaccione Bros. to the facility operated by Atlantic Coast Fibers.

         The purchase price for Atlantic Coast Fibers was comprised of (i) $6.5 million in cash, (ii) 123,532 shares of Common Stock, (iii) certain incidental payments totaling approximately $100,000, and (iv) an additional payment based upon the combined earnings before interest, taxes, depreciation and amortization ("EBITDA") of Atlantic Coast Fibers and Gaccione Bros., as set forth below. The purchase price for Gaccione Bros. consisted of (i) $5.2 million in cash, (ii) a promissory note in the principal amount of $1,086,213, bearing interest at 7% per annum and due in February 2001, (iii) certain incidental payments totaling approximately $75,000, and (iv) an additional payment based upon the combined EBITDA of Atlantic Coast Fibers and Gaccione Bros., as set forth below.

         The additional payments payable in respect of the Atlantic Coast Fibers and Gaccione Bros. acquisitions will be calculated on the basis of the combined EBITDA of Atlantic Coast Fibers and Gaccione Bros. during the twelve-month period commencing on November 1, 1998 (the "Combined EBITDA"). The additional payment shall be equal to the sum of (A) the product of (i) the Combined EBITDA less $3.0 million, multiplied by (ii) five and (B) the product of (i) the Combined EBITDA less $4.0 million, multiplied by (ii) 0.5.

         On August 5, 1998, the Company, purchased substantially all of the assets of First State Recycling, Inc., a Delaware corporation ("First State"), for cash and stock in the amount of $1.85 million, subject to existing debt of $445,000. First State processes post industrial and other waste plastics.

THE OFFERING

         This prospectus relates to the resale of up to an aggregate of 2,930,291 shares of Common Stock, consisting of (a) 1,714,285 shares of Common Stock issued to the Holders at the closing of the Merger, (b) up to 251,289 shares of Common Stock which may be issued to the Holders in respect of the Earnout, (c) 154,718 shares of Common Stock issued in connection with the acquisition of Atlantic Coast Fibers, Gaccione Bros. and First State, (d) 155,874 shares of Common Stock issued upon exercise of warrants and options, (e) 65,000 shares of Common Stock underlying warrants issued by the Company, and (f) 589,125 shares of Common Stock underlying options issued to employees of the Company.

                                  RISK FACTORS

         In addition to the other information incorporated by reference and contained in this Prospectus, the following factors should be considered carefully in evaluating the Company and its business before purchasing the Common Stock offered hereby.

HOLDING COMPANY STATUS OF THE COMPANY; RESTRICTIONS ON UTILIZATION OF ASSETS

         The Company is a legal entity separate and distinct from its subsidiaries, which operate substantially all of the Company's businesses. Accordingly, the right of the Company to utilize any assets or earnings or cash flow of any one subsidiary to finance the growth of any other of its subsidiaries is necessarily subject to the prior claims of creditors of the subsidiaries. In addition, the payment of management fees and the distribution of the cash flow of the Company generated by certain subsidiaries of the Company are subject to substantial restrictions as a result of agreements with their respective lenders. Certain financing agreements of Maine Energy Recovery Company, Limited Partnership, a Maine limited partnership ("Maine Energy"), the owner and operator of a waste-to-energy facility in which the Company has a majority ownership interest, require that all available cash flow be applied to the redemption of indebtedness in full before any distribution to partners. In addition, certain financing agreements to which Penobscot Energy Recovery Company, Limited Partnership, a Maine limited partnership ("PERC"), in which the Company has a majority ownership interest, Timber Energy Resources, Inc., a Texas corporation ("TERI") wholly owned by the Company, and other subsidiaries of the Company are parties also restrict the ability of such entities to make distributions to the Company.

         Currently, the Company's ability to utilize internally generated cash flow as a means of financing expansion is limited to distributions from its operating subsidiaries. As a result, the liquidity of the Company is adversely affected, and the Company may need to raise additional cash through the sale of securities of the Company, some of which may include sales of Common Stock at less than the then prevailing market prices which may dilute existing shareholders and make less likely the payment of cash dividends on Common Stock.

SUBSTANTIAL LEVERAGE; ABILITY TO SERVICE DEBT

         In connection with the Merger, the Company borrowed approximately $65.0 million under its $150.0 million line of credit (the "Line of Credit"). Of the amount borrowed, $30.0 million was used to pay the Initial Cash Consideration, and the balance was used to repay certain existing indebtedness of FCR.

         The degree to which the Company is leveraged could have important consequences for the Company, including the following: (i) the ability of the Company to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements or other purposes may be impaired; (ii) a substantial portion of the Company's cash flow from operations will be required to pay the Company's interest expense and principal repayment obligations and will not be available for its general corporate needs; (iii) the Company's flexibility to adjust to changing market conditions may be limited, and its ability to compete against its less highly leveraged competitors may be reduced; and (iv) the Company may be more vulnerable in the event of a downturn in its business.

         The Company's ability to pay interest and principal on the Line of Credit and satisfy its other obligations will depend on its future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond its control. Although the Company believes it will be able to pay its obligations as they come due, there can be no assurance that it will generate earnings in any future period sufficient to cover its fixed charges. In the absence of adequate operating results and cash flows, the Company might be required to adopt alternative strategies that may include reducing or delaying capital expenditures, disposing of material assets or operations, refinancing its indebtedness, or seeking additional equity capital to meet its debt service obligations. The Line of Credit contains covenants that restrict the Company's ability to take certain of the foregoing actions, including selling assets and using the proceeds therefrom. There can be no assurance as to the timing of such actions, the ability of the Company to consummate such actions under its existing financing agreements or the proceeds that the Company could realize therefrom, and there can be no assurance that any such transactions would be feasible at the time or that such proceeds would be adequate to meet the obligations then due.

RELIANCE ON ELECTRIC UTILITIES AND POWER PURCHASE AGREEMENTS

         The Company's waste-to-energy business, which accounted for approximately 73% of the Company's revenue during 1997, is dependent upon electric utilities that purchase energy produced at the Company's waste-to-energy plants. Pursuant to power purchase agreements between Maine Energy and Central Maine Power Company with a term through 2012, between PERC and Bangor Hydro Electric Company with a term through 2018, and between the TERI plant in Telogia, Florida (the "Telogia Facility") and Florida Power Corporation with a term through 2002, these utilities have agreed to purchase electricity generated by the Company's waste-to-energy facilities at contractually agreed rates. Sales of electricity to these utilities accounted for approximately 63%, 59% and 96% of revenues of Maine Energy, PERC and the Telogia Facility, respectively, in 1997. In the event of the deregulation of electric utilities, certain electric companies may no longer be financially viable. To the extent that any of the electric utilities with whom the Company contracts is adversely impacted by deregulation, such utility may not be able to perform its obligations under such purchase power agreements. The State of Maine has recently enacted deregulation legislation which will require the local utilities to transfer their respective contracts with Maine Energy and PERC to newly formed regulated transmission and distribution companies. The costs of such contracts will be passed through to the rate-payers beginning in the year 2000 through these transmission and distribution companies.

COMMODITY RISK RELATED TO THE RESALE OF RECYCLABLE MATERIALS

         The Company's recycling business involves the purchase and sale of recyclable materials. The resale and purchase prices of, and market demand for, recyclable materials, particularly wastepaper, plastic and ferrous and aluminum metals, can be volatile due to numerous factors beyond the control of the Company and are subject to changing market conditions. Accordingly, the Company's results of operations will be affected, and may be affected materially, by changing purchase or resale prices or market requirements for those recyclable materials described above and other materials processed by the Company. These changes may also contribute to significant variability in the Company's period-to-period results of operation. Certain of the Company's subsidiaries involved in the recycling business utilize long-term supply contracts with customers with floor price arrangements to minimize the commodity risk for certain recyclable materials, particularly wastepaper and aluminum metals. Under such contracts, such subsidiaries obtain a guaranteed minimum price ("floor price") for the recyclable materials along with a commitment to receive additional amounts if the current market price rises above the floor price. In return, such subsidiaries provide a consistent quantity and quality of material to the customer. These contracts are generally with large domestic companies which utilize the recyclable materials in their manufacturing processes. Any failure to continue to secure long-term supply contracts with customers with floor price arrangements could have a material adverse effect on the Company's business, financial condition and results of operations.

         In addition, the Company's insulation manufacturing plants utilize recyclable materials, particularly newspaper, in the manufacturing of cellulose insulation. Newspaper represents 49% of the tonnage of materials recovered by FCR in its recycling operations. This minimizes the impact of changing resale prices for newspaper because an increase or decrease of the price for newspaper in the recycling division results in an offsetting increase or decrease in product pricing in the Company's insulation operations. Any failure or inability of the Company to continue to process newspaper and manufacture cellulose insulation could have a material adverse affect on the Company's business, financial condition, and results of operations.

DEPENDENCE ON MUNICIPAL CONTRACTS

         In 1997, FCR derived approximately 38% of its revenues from long-term contracts with municipal suppliers of recyclable materials. These contracts generally have a term of five to ten years. As is generally the case in the recycling industry, these contracts are subject to periodic competitive bidding. There can be no assurance that FCR will be the successful bidder to obtain or retain these contracts. Its inability to compete with larger and better capitalized companies, or to replace municipal contracts lost through the competitive bidding process with comparable contracts or other revenue sources within a reasonable time period, could have a material adverse effect on the Company's business, financial condition and results of operations.

GOVERNMENTAL REGULATION AND ENVIRONMENTAL RISKS

         Federal, state, and local environmental laws govern the discharge of pollutants and the generation, transportation, storage, treatment and disposal of solid waste. These laws (i) establish standards governing most aspects of the operation of the waste-to-energy facilities, wood waste processing facilities, and the Company's ash recycling facility, and (ii) generally require multiple governmental permits in order to continue the operation of these facilities. The Company believes it has all permits necessary to operate its facilities in the manner that each of them is currently operating. However, there can be no assurance that all required permits will be renewed following their expiration. In some cases the renewal process may entail public hearings.

         In addition, the Company's insulation plants are subject to a number of laws and regulations regarding the manufacture of cellulose insulation. In addition, such facilities are required to file reports under the federal Resource Conservation and Recovery Act in connection with the processing of chemical fire retardants in its manufacture of cellulose insulation.

         The standards established pursuant to environmental statutes and regulations, the interpretation of statutes and regulations and the policies governing their enforcement may change, requiring new pollution control technology or stricter standards for the control of discharge of air or water pollutants or for solid waste or ash handling and disposal. For example, the United States Supreme Court, in a 1994 decision interpreting the Resource Conservation and Recovery Act, held that ash from the combustion of non-hazardous household and commercial waste, if tested and found to have hazardous characteristics, will be treated as a hazardous waste. In addition, new statutory and regulatory provisions may be implemented which could have retroactive application. Both Maine Energy and PERC have been testing their ash since initial start-up and the ash has generally tested as non-hazardous. If any hazardous waste is detected, it would be disposed of appropriately. There can be no assurance, however, that disposing of hazardous waste, if ever detected, would not entail substantial costs.

         The waste-to-energy facilities in which the Company has an interest are also subject to the provisions of various federal and state laws and regulations including the Public Utility Regulatory Policies Act of 1978 ("PURPA"), as amended. PURPA requires that electric utilities purchase electricity generated by qualifying power producers at a price equal to the purchasing utility's full "avoided cost". Avoided costs are defined by PURPA as the incremental costs to the electric utility of electric energy or capability, or both. The Company's facilities could be materially and adversely affected if the various benefits of PURPA were repealed or substantially reduced. Changes in laws, regulations or policies or new interpretations of existing laws, regulations or policies, could have a material impact on the profitability, level of capital expenditures or continued operation of the waste-to-energy facilities, wood processing and ash recycling operations in which the Company has an interest.

COMPETITION

         The Company experiences significant competition in each of its waste handling markets. Maine Energy and PERC compete with landfills and several waste-to-energy facilities and municipal incinerators in Maine and the New England region. However, the volume of municipal solid waste ("MSW") produced in the New England region has historically increased and the Company believes that it is likely to continue to increase while the availability of landfills for waste disposal is likely to continue to decline. There can be no assurance, however, that these trends will continue. Even though the implementation of recycling programs to reduce MSW has increased, the Company believes that there are limits on the percentage of MSW that ultimately can be recycled and that alternatives for disposal of MSW will continue to be needed. There can be no assurance, however, that new recycling technologies will not be developed.

         The Telogia Facility competes for biomass fuel supply with paper companies which employ on-site power generation. As the Company increasingly utilizes tipping fee based waste fuels, this facility's dependence on the current fuel supply is expected to decrease. The Telogia Facility is permitted to combust 100% of such tipping fee based fuels. Competition for tipping fee based material will principally come from landfills whose cost structure the Company believes to be higher than that of the Telogia Facility. Local landfill costs for biomass waste products range from $15 to $25 per ton, while the cost of processing the material ranges from $5 to $8 per ton at the Telogia Facility. There can be no assurance, however, that such cost structure will not change in a manner adverse to the Company.

         Competition for the Company's ash recycling subsidiary is primarily from ash landfills. The Company believes its ash recycling facilities will be able to compete favorably based on historical prices charged by these landfill operators, although there can be no assurance that such historical pricing trends will continue in the future or that the Company's ash recycling facility will continue to be able to compete favorably.

         Manner Resins, Inc., acquired by the Company in November, 1996 ("Manner"), and First State compete with several other recycled-plastic brokers and direct marketing from plastic recycling plants for the post-industrial plastic scrap and with materials recovery facilities for post-consumer plastics. The Company's plastics reprocessing operations faces significant competition. FCR's largest competitor in the plastics reprocessing field is KW Plastics, Inc., a privately held company located in Troy, Alabama ("KW"). KW currently has a significant market share and has a substantially larger production capacity than FCR. The Company's reprocessed plastics products are substitutes for "virgin" HDPE plastic resin, and the Company must compete with large plastic resin manufacturers which are substantially better capitalized than the Company.

         The Company's waste paper brokerage business faces extensive competition. Such businesses operate with thin profit margins. In order to be profitable, the waste paper broker must arrange to simultaneously buy and sell waste paper, while providing a great enough spread to cover transportation costs and insurance. Generally, paper mills purchase paper under long-term contracts which provide for purchase prices that are adjusted in accordance with a relevant paper price index. A significant portion of the sales made by K-C are to foreign customers, and such sales are contingent upon the availability of letters of credit for such customers.

         KTI Recycling, which operates recycling plants in Boston, Chicago and Newark, faces significant price competition in most of its markets. The Newark recycling market is burdened with industry-wide overcapacity and continual price pressure. Combined with high labor costs, the Newark market currently operates with very low profitability. The material recovery facilities operated by FCR operate in markets which are served by one or more of the national solid waste companies, as well as numerous regional and local recycling companies of varying sizes and resources.

         In its insulation manufacturing activities, the Company competes primarily with large manufacturers of fiberglass insulation, such as Owens Corning, Certainteed and Schuller International. These manufacturers have a significant market share and are better capitalized than the Company. The largest producer of cellulose insulation is Louisiana Pacific Corporation, a large building products company.

DEPENDENCE UPON SOURCES OF SUPPLY OF FUEL

         The waste-to-energy facilities operated by Maine Energy, PERC and the Telogia Facility are dependent upon spot market waste material in order to run at high capacity. In 1997, approximately 71% of the total MSW processed by Maine Energy was received from sources other than parties with whom Maine Energy has long-term waste disposal agreements. Competition within the waste handling and disposal industry for spot market MSW may impede a steady, reliable supply of MSW. The Telogia Facility is in the process of changing its fuel mix from purchased residual material to tipping fee-driven bio-mass waste which has reduced net fuel costs. As its fuel mix continues to change over time, the Telogia Facility expects to have tipping revenue in excess of its cost of purchased bio-mass material for its boiler fuel. There can be no assurance, however, that it will have tipping revenue in excess of its cost of purchased bio-mass material. The Telogia Facility may be subject to competition from other waste disposal companies as it continues to penetrate the bio-mass waste market.

TIMBER ENERGY RESOURCES, INC.'S RELIANCE ON ONE CHIP MILL CUSTOMER

         TERI's chip mill (the "Timber Chip Mill") relies on one customer, Stone Container Corporation ("Stone Container"), for all of its business. The Timber Chip Mill was constructed as a result of establishing a 15 year "process-or-pay" contract with Stone Container, whereby the Timber Chip Mill receives a tolling fee upon receipt of raw wood. The contract expires on December 1, 2004 and includes an option to extend it for an additional five years. Loss of this contract would require the Company to obtain an additional source of supply or possibly shut down the facility. Additionally, Stone Container has the right to purchase the Timber Chip Mill at a specified price which decreases each year. Management believes it is unlikely that Stone Container will exercise its right to purchase.

         Stone has announced that it has entered into an agreement and plan of merger with Jefferson Smurfit Corporation. As a result of such merger, Stone may sell certain assets. There can be no assurance that such merger will not have a materially adverse impact on the Timber Chip Mill.

MULTITRADE GROUP, INC.'S RELIANCE ON SIGNIFICANT CUSTOMERS; LACK OF CAPACITY

         Multitrade Group, Inc., a subsidiary of the Company ("Multitrade"), operates two steam generating plants in Henry County, Virginia. One plant produces steam for a facility owned by E. I. du Pont de Nemours and Company ("Du Pont") under a five year contract. Du Pont has significantly reduced operations at such facility, and has the option to terminate the contract upon payment of a termination fee. The second plant in Henry County, Virginia produces steam for an industrial park. Approximately 85% of the steam produced by such plant is purchased by one customer and the balance is sold to ten customers under interruptible contracts. Currently, maximum contracted capacity for all customers for steam exceeds the maximum rated capacity that may be produced by this plant. Actual demand, however, has not exceeded the maximum rated capacity. With the growth in actual demand, the plant may need to install equipment to respond to peak demands, as well as equipment which may be necessary to allow the plant to meet stricter air quality standards which management of the Company believes may be promulgated in the near future. The cost of such air quality equipment is expected to be approximately $1.2 million. A third steam generating plant operated by a subsidiary of Multitrade sells all of its output to one customer who currently has steady and predictable usage. The termination of the contract with Du Pont or any of the significant customers who purchase steam from Multitrade's other plants may have a material adverse effect on the operations of Multitrade.

FLOW CONTROL

         The availability of reliable and continuous sources of MSW or other combustible waste is critical to the operations of the waste-to-energy facilities in which the Company has an interest. MSW availability has been assured, to some extent, by the enactment by municipalities in the service territories of Maine Energy and PERC of ordinances requiring that waste generated within their respective jurisdictions be brought exclusively to the Maine Energy or PERC facilities. Such ordinances are referred to as "flow control". A 1994 decision of the United States Supreme Court overturned a flow control ordinance of a New York municipality on the basis that it was an improper regulation of interstate commerce. In New Jersey, flow control laws also have been overturned and the State of New Jersey is in the process of appealing such decisions. Accordingly, the present questionable validity of all flow control ordinances introduces some degree of uncertainty in the waste handling business.

NEED FOR ADDITIONAL FINANCING; LIQUIDITY

         The Company's strategy to foster expansion of its business includes, in part, the development of new businesses or the acquisition of the ownership of, or operational responsibility for, additional businesses in the waste handling industry. This strategy may require the Company to raise additional cash through offerings of either equity, or non-recourse and recourse debt, or both. The success of the Company's planned expansion will depend upon a number of factors not entirely within the Company's control, including, among others, the terms and availability of additional financing, the regulatory climate in which the Company operates, and other general economic and business conditions. Under the terms of the Company's Line of Credit, it must obtain the consent of the lenders for any acquisitions of $5.0 million or more, including any assumed debt. In addition, the Company may not draw any additional funds under its Line of Credit after December 31, 1998, unless the Company has made certain amendments to its agreements relating to Maine Energy. There can be no assurance that additional funding, through bank borrowings, debt or equity financings or otherwise, will be available to the Company on acceptable terms.

AVAILABILITY OF ACQUISITION TARGETS; INTEGRATION OF FUTURE ACQUISITIONS

         The Company's ongoing acquisition program is a key element of the growth strategy for expanding its integrated waste management operations. Consequently, the future growth of the Company depends in a large part upon the successful continuation of this acquisition program. The Company may encounter substantial competition in its efforts to acquire waste-to-energy facilities, ash recycling facilities, pre and post-consumer recycling facilities or any other facilities relating to the integrated waste management business. There can be no assurance that the Company will succeed in acquiring appropriate acquisition candidates at price levels and on terms and conditions that the Company considers to be in the interests of the Company.

         In addition, if in the future the Company is successful in acquiring targeted companies, it will need to integrate those acquired companies into the Company's operations. There can be no assurance that the Company will successfully integrate future acquisitions into its operations.

ABILITY TO MANAGE GROWTH

         The Company's objectives include the development of an integrated waste handling business through, among other things, the acquisition of other waste handling and related businesses. Consequently, the Company may experience periods of rapid growth and significantly increased staffing level requirements. Such growth could place significant strain on the Company's management and on its operational, financial and other resources. The Company's ability to maintain and manage its growth effectively, particularly, in light of the Merger, will require it to expand and improve its operational and financial systems and controls. In addition, the Company will be required to attract and retain senior managers and other employees to augment the Company's management group and serve in other capacities. Any failure or inability of the Company to expand and improve its operational and financial systems and controls, attract and retain senior managers and employees, and otherwise effectively and efficiently integrate any acquired businesses into its current operations may have a material adverse effect on the business, financial condition, results of operations and prospects of the Company.

DEPENDENCE ON KEY PERSONNEL

         The Company believes that its success depends, to a significant extent, on the efforts and abilities of its senior management. In particular, the loss of any one of Ross Pirasteh, Chairman of the Board of Directors, Martin J. Sergi, the Company's President, and Paul A. Garrett, the Company's Vice-Chairman of the Board of Directors, could have a material adverse effect on the Company. In addition, the Company believes that its success will depend in large part upon its ability to attract, retain and motivate skilled employees and other senior management personnel. Although the Company expects to continue to attract sufficient numbers of such persons for the foreseeable future, there can be no assurance that the Company will be able to do so. In addition, because the Company may acquire one or more businesses in the future, the Company's success will depend, in part, upon its ability to retain and integrate its own operations personnel with personnel from acquired entities who are necessary to the continued success or successful integration of the acquired business.

SEASONALITY

         The Company's MSW revenues for Maine Energy and PERC tend to be lower in the winter months. In the case of Maine Energy and PERC, the summer population in Maine is roughly 30% higher than any other season of the year. Generally, the supply of recycled paper is highest in the winter months and decreases during the summer months. The Company's recycled plastic volume is highest during the fourth quarter.

NO CASH DIVIDENDS ON COMMON STOCK

         The Company has not paid any cash dividends on its Common Stock to date and the Company does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. Additionally, the Company's Line of Credit and the Notes contain restrictions on the payment of cash dividends on the Common Stock.

POTENTIAL ANTI-TAKEOVER EFFECTS OF STATE LAW; PREFERRED STOCK

         Certain provisions of New Jersey law and the Company's Restated Certificate of Incorporation could delay or impede the removal of incumbent directors and could make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for the Company's securities.

         Shares of preferred stock may be issued by the Board of Directors of the Company without Common Stock shareholder approval on such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. The issuance of preferred stock could make the possible takeover of the Company or the removal of management of the Company more difficult, discourage hostile bids for control of the Company in which shareholders may receive premiums for their shares of Common Stock, or otherwise dilute the rights of holders of the Common Stock and depress the market price of the Company's securities.

         In addition, the Restated Certificate of Incorporation of the Company provides for "supermajority" and "fair price" anti-takeover measures which could affect the price shareholders could receive for shares of Common Stock. The supermajority provision requires that in the event of a merger or consolidation of the Company with another corporation or the sale, lease, exchange or other disposition of all or substantially all the assets of the Company, an affirmative vote of at least 80% of all outstanding shares of voting stock shall be required to approve such transaction unless it is approved by at least the greater of three fourths of the directors or two directors who are not affiliated with said transaction.

         The fair price provision as set forth in the Restated Certificate of Incorporation requires a potential acquiring entity to obtain the approval of at least 80% of all outstanding shares of voting stock of the Company, obtain the approval of at least three fourths of the directors on the Board who are not affiliated with the transaction, or satisfy several conditions that include, among other things, holders of capital stock of the Company receiving fair market value for their shares, the payment of all outstanding dividends on capital stock of the Company, the receipt of a proxy or information statement by all holders of Common Stock describing the proposed transaction and complying with the requirements of the Exchange Act and the approval of not less than the majority of the directors not affiliated with said transaction. See "Description of Common Stock."

LIMITATION ON USE OF TAX LOSS CARRYFORWARDS

         As of December 31, 1997, the Company had net operating loss carryforwards ("NOLs") for federal income tax purposes of approximately $46,100,000 that expire in the years 2002 through 2010. As a result of an "ownership change" which occurred during 1994, the Company's ability to utilize its pre-ownership change NOLs is limited under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), to an amount equal to approximately $1,200,000 of taxable income per year. If the value of the Company's capital stock immediately before the 1994 ownership change were determined to be lower than that calculated by management of the Company, the annual allowable NOL deduction of $1,200,000 per year for the Company, other than TERI, would be reduced proportionately. The net operating loss carryforward of TERI is limited to approximately $988,000 per year. This limitation may be increased if the Company or TERI recognizes a gain on the disposition of an asset which had a fair market value greater than its tax basis on the date of the ownership change.

                                 USE OF PROCEEDS

         Certain statements under this caption "Use of Proceeds" constitute "forward-looking statements" within the meaning of the Securities Act and Exchange Act. Such forward-looking statements involve known and unknown risks and uncertainties. See "Risk Factors" and "Special Note Regarding
Forward-Looking Statements."

         The Company will not receive proceeds from the sale of any of the Shares offered by the Selling Shareholders pursuant to this prospectus. The Company will receive up to approximately $1,185,938 upon the exercise of all the warrants relating to certain of the Shares offered by the Selling Shareholders, and up to $8,560,883 upon the exercise of all of the options relating to certain of the Shares offered by the Selling Shareholders, which the Company plans to use as working capital for general corporate purposes. No assurance can be given that any of such warrants or options will be exercised.

         The use of proceeds set forth above represents the Company's present intention on the basis of the circumstances at the date of this Prospectus. Changes in circumstances may result in the reallocation of the net proceeds to other unexpected uses. Pending such uses, the proceeds will be invested in short-term certificates of deposit or other interest bearing instruments.

                              SELLING SHAREHOLDERS

         The following sets forth certain information with respect to the Selling Shareholders which has been provided to the Company by each such Selling Shareholder. The Company has no knowledge of the intentions of any of the Selling Shareholders to actually sell any of the shares listed under the column "Shares Available for Sale." Each of the Selling Shareholders has the contractual right to sell shares. No Selling Shareholder has a material relationship with the Company other than as a result of ownership of the Shares and the Warrants, except as described below.

                                                                                    Shares Offered
                                                       Ownership Prior to          Pursuant to this       Percentage of Class
Selling Shareholder                                         Offering                   Prospectus         Owned after Offering
-------------------                                         --------                   ----------         --------------------
Carlos Aguero                                               18,124(1)                    18,124                    *

AlliedSignal Inc. Master Pension Trust                      49,827(2)                    49,827                    *

Berryman L. Bourne                                         140,627(3)                   140,627                   1.2%

Sean P. Duffy                                              253,349(4)                   228,349                   2.1%

Edward J. Gargiulo                                           7,663(5)                     7,663                     *

Paul A. Garrett                                            508,971(6)                   483,971                   4.3%

Tim L. Garris                                                2,633(7)                     2,633                     *

Charles L. Graham                                            2,633(8)                     2,633                     *

Steve Gray                                                     526(9)                       526                     *

Samuel E. Handy                                              1,316(10)                    1,316                     *

W.D. Jackson                                                 1,316(11)                    1,316                     *

Francis G. Jonas                                               262(12)                      262                     *

Kitty Hawk Capital Limited Partnership II                  155,595(13)                  155,595                   1.3%

Michael P. Kuruc                                           111,822(14)                   86,822                     *

Franklin Lee McSwain                                        10,389(15)                   10,389                     *

Joseph Milici                                                  526(16)                      526                     *

Thomas J. Miller                                             7,023(17)                    7,023                     *

Brian J. Noonan                                            126,079(18)                  101,079                   1.1%

Paul W. O'Donnell                                           29,739(19)                   29,739                     *

Kenneth W. Peyton                                              526(20)                      526                     *

RFE Investment Partners IV, L.P.                           291,266(21)                  291,266                   2.5%

Signal Capital Corporation                                 128,681(22)                  128,681                   1.1%

Kelly Smith                                                  1,316(23)                    1,316                     *

Kathleen P. Stahelski                                        1,975(24)                    1,975                     *

David E. Sturgess                                            1,975(25)                    1,975                     *

Jim Vincelli                                                 1,316(26)                    1,316                     *

Alfred J. Vincelli, Sr.                                    359,648(27)                  359,648                   3.0%

Alfred J. Vincelli, Jr.                                      3,686(28)                    3,686                     *

Todd Wannamaker                                              2,633(29)                    2,633                     *

Richard J. White                                             1,632(30)                    1,632                     *

John G. Ambrogi                                              1,040                        1,040                     *

Patrick J. Bastian and Dyan Furey                           14,033(31)                   14,033                     *

Richard M. Bastian and Lisa Bastian                         14,033(32)                   14,033                     *

Richard F. Bastian and Norine M. Bastian                     1,040(33)                    1,040                     *

Green Ocean Corp., N.V.                                     87,499                       87,499                     *

Ferdinand Montleone                                        118,455(34)                  118,455                     *

Francisco Munero and Mary K. Munero                          1,040(35)                    1,040                     *

Vincent Riviello                                            25,077(36)                   25,077                     *

W. Chris Hegele                                              7,500(37)                    7,500                     *

Frank A. Klepetko                                           17,500(38)                    5,000                     *

George W. Mitchell                                          25,000(39)                   17,500                     *

Wilbur L. Ross, Jr.                                         15,000(40)                    7,500                     *

William J. Kaiser                                          180,000(41)                  155,000                   1.5%

Nicholas Mennona, Jr.                                      648,837(42)                   76,250                   5.5%

Ross Pirasteh                                              599,923(43)                  125,000                   5.1%

Martin J. Sergi                                          1,151,584(44)                  151,250                   9.7%
                                                                                        -------
TOTAL                                                                                 2,930,291
                                                                                      =========

-------------------

* Less than one percent


     (1) Includes 8,084 shares of Common Stock of the Company issued at the initial closing of the Merger and up to an additional 2,540 shares of Common Stock of the Company which may be issued in respect of the Earnout. Also includes 7,500 shares of Common Stock issuable upon exercise of warrants granted to Mr. Aguero. Mr. Aguero was elected to the Board of Directors of the Company effective as of the closing of the Merger.

     (2) Includes 37,913 shares of Common Stock of the Company issued at the initial closing of the Merger and up to an additional 11,914 shares of Common Stock of the Company which may be issued in respect of the Earnout.

     (3) Includes 131,028 shares of Common Stock of the Company issued at the initial closing of the Merger, of which 27,065 shares of Common Stock of the Company were held in Mr. Bourne's IRA, and up to an additional 9,599 shares of Common Stock of the Company which may be issued in respect of the Earnout, of which 1,985 shares of Common stock will be held in Mr. Bourne's IRA. Mr. Bourne is an officer of a subsidiary of FCR.

     (4) Includes 189,453 shares of Common Stock of the Company issued at the initial closing of the Merger, of which 5,155 shares of Common Stock of the Company were held in Mr. Duffy's IRA, and up to an additional 13,896 shares of Common Stock of the Company which may be issued in respect of the Earnout, of which 376 shares of Common Stock will be held in Mr. Duffy's IRA. Also includes 50,000 shares of Common Stock issuable upon exercise of options granted to Mr. Duffy, 25,000 of which were granted under the Company's stock option plan. Mr. Duffy is an employee of the Company and officer of a subsidiary of FCR.

         (5) Includes 5,831 shares of Common Stock of the Company issued at the initial closing of the Merger and up to an additional 1,832 shares of Common Stock of the Company which may be issued in respect of the Earnout. Mr. Gargiulo is an employee of FCR.

         (6) Includes 381,051 shares of Common Stock of the Company issued at the initial closing of the Merger, of which 86,350 shares of Common Stock of the Company were held in Mr. Garrett's IRA, and up to an additional 27,920 shares of Common Stock of the Company which may be issued in respect of the Earnout, of which 6,408 shares of Common Stock will be held in Mr. Garrett's IRA. Also includes 100,000 shares of Common Stock issuable upon exercise of options granted to Mr. Garrett, 25,000 of which were granted under the Company's stock option plan. Mr. Garrett was appointed Vice Chairman of the Board of Directors of the Company and elected to the Board of Directors of the Company effective as of the closing of the Merger. Mr. Garrett is also the Chief Executive Officer of FCR.

         (7) Includes 2,004 shares of Common Stock of the Company issued at the initial closing of the Merger and up to an additional 629 shares of Common Stock of the Company which may be issued in respect of the Earnout. Mr. Garris is an employee of FCR.

         (8) Includes 2,004 shares of Common Stock of the Company issued at the initial closing of the Merger and up to an additional 629 shares of Common Stock of the Company which may be issued in respect of the Earnout. Mr. Graham is an employee of FCR.

         (9) Includes 401 shares of Common Stock of the Company issued at the initial closing of the Merger and up to an additional 125 shares of Common Stock of the Company which may be issued in respect of the Earnout. Mr. Gray is an employee of FCR.

         (10) Includes 1,002 shares of Common Stock of the Company issued at the initial closing of the Merger and up to an additional 314 shares of Common Stock of the Company which may be issued in respect of the Earnout. Mr. Handy is an employee of FCR.

         (11) Includes 1,002 shares of Common Stock of the Company issued at the initial closing of the Merger and up to an additional 314 shares of Common Stock of the Company which may be issued in respect of the Earnout. Mr. Jackson is an employee of FCR.

         (12) Includes 200 shares of Common Stock of the Company issued at the initial closing of the Merger and up to an additional 62 shares of Common Stock of the Company which may be issued in respect of the Earnout.

         (13) Includes 118,389 shares of Common Stock of the Company issued at the initial closing of the Merger and up to an additional 37,206 shares of Common Stock of the Company which may be issued in respect of the Earnout. Mr.
W. Chris Hegele, the General Partner of Kitty Hawk Capital Limited Partnership II, was elected to the Board of Directors of the Company effective as of the closing of the Merger.

         (14) Includes 57,601 shares of Common Stock of the Company issued at the initial closing of the Merger, of which 16,853 shares of Common Stock of the Company were held in Mr. Kuruc's IRA and up to an additional 4,221 shares of Common Stock of the Company which may be issued in respect of the Earnout, of which 1,231 shares of Common Stock will be held in Mr. Kuruc's IRA. Also includes 50,000 shares of Common Stock issuable upon exercise of options granted to Mr. Kuruc, 25,000 of which were granted under the Company's stock option plan. Mr. Kuruc is an employee of the Company.

         (15) Includes 7,905 shares of Common Stock of the Company held in Mr. McSwain's IRA issued at the initial closing of the Merger and up to an additional 2,484 shares of Common Stock of the Company which may be issued in respect of the Earnout. Mr. McSwain is an employee of FCR.

         (16) Includes 401 shares of Common Stock of the Company issued at the initial closing of the Merger and up to an additional 125 shares of Common Stock of the Company which may be issued in respect of the Earnout. Mr. Milici is an employee of FCR.

         (17) Includes 5,344 shares of Common Stock of the Company issued at the initial closing of the Merger and up to an additional 1,679 shares of Common Stock of the Company which may be issued in respect of the Earnout.

         (18) Includes 70,884 shares of Common Stock of the Company issued at the initial closing of the Merger and up to an additional 5,195 shares of Common Stock of the Company which may be issued in respect of the Earnout. Also includes 50,000 shares of Common Stock issuable upon the exercise of options granted to Mr. Noonan, 25,000 of which were granted under the Company's stock option plan. Mr. Noonan was appointed the Chief Financial Officer of the Company effective as of the closing of the Merger and is an officer of FCR.

         (19) Includes 27,709 shares of Common Stock of the Company issued at the initial closing of the Merger and up to an additional 2,030 shares of Common Stock of the Company which may be issued in respect of the Earnout. Mr. O'Donnell is an employee of FCR.

         (20) Includes 401 shares of Common Stock of the Company issued at the initial closing of the Merger and up to an additional 125 shares of Common Stock of the Company which may be issued in respect of the Earnout. Mr. Peyton is an employee of FCR.

         (21) Includes 221,618 shares of Common Stock of the Company issued at the initial closing of the Merger and up to an additional 69,648 shares of Common Stock of the Company which may be issued in respect of the Earnout.

         (22) Includes 97,911 shares of Common Stock of the Company issued at the initial closing of the Merger and up to an additional 30,770 shares of Common Stock of the Company which may be issued in respect of the Earnout.

         (23) Includes 1,002 shares of Common Stock of the Company issued at the initial closing of the Merger and up to an additional 314 shares of Common Stock of the Company which may be issued in respect of the Earnout. Ms. Smith is an employee of FCR.

         (24) Includes 1,503 shares of Common Stock of the Company issued at the initial closing of the Merger and up to an additional 472 shares of Common Stock of the Company which may be issued in respect of the Earnout.

         (25) Includes 1,503 shares of Common Stock of the Company issued at the initial closing of the Merger and up to an additional 472 shares of Common Stock of the Company which may be issued in respect of the Earnout.

         (26) Includes 1,002 shares of Common Stock of the Company issued at the initial closing of the Merger and up to an additional 314 shares of Common Stock of the Company which may be issued in respect of the Earnout.

         (27) Includes 335,088 shares of Common Stock of the Company issued at the initial closing of the Merger and up to an additional 24,560 shares of Common Stock of the Company which may be issued in respect of the Earnout. Mr. Vincelli is an officer of a subsidiary of FCR.

         (28) Includes 2,805 shares of Common Stock of the Company issued at the initial closing of the Merger and up to an additional 881 shares of Common Stock of the Company which may be issued in respect of the Earnout. Mr. Vincelli is an employee of FCR.

         (29) Includes 2,004 shares of Common Stock of the Company issued at the initial closing of the Merger and up to an additional 629 shares of Common Stock of the Company which may be issued in respect of the Earnout. Mr. Wannamaker is an employee of FCR.

         (30) Includes 1,242 shares of Common Stock of the Company issued at the initial closing of the Merger and up to an additional 390 shares of Common Stock of the Company which may be issued in respect of the Earnout. Mr. White is an employee of FCR.

         (31) The shares of Common Stock are held by Mr. Bastian and Ms. Furey as joint tenants with right of survivorship and not as tenants in common. Mr. Bastian is an employee of a subsidiary of the Company.

         (32) The shares of Common Stock are held by Mr. Bastian and Ms. Bastian as tenants by the entirety. Mr. Bastian is an employee of a subsidiary of the Company.

         (33) The shares of Common Stock are held by Mr. Bastian and Ms. Bastian as tenants by the entirety.

         (34) Includes 20,000 shares of Common Stock issuable upon exercise of a warrant granted to Mr. Montleone. Mr. Montleone performs consulting services for the Company.

         (35) The shares of Common Stock are held by Mr. Munero and Ms. Munero as joint tenants with right of survivorship and not as tenants in common.

         (36) Mr. Riviello is an employee of a subsidiary of the Company.

         (37) Includes 7,500 shares of Common Stock issuable upon exercise of warrants granted to Mr. Hegele. Mr. Hegele is a member of the Board of Directors of the Company.

         (38) Includes 5,000 shares of Common Stock issuable upon exercise of warrants granted to Mr. Klepetko. Mr. Klepetko performs consulting services for the Company from time to time.

         (39) Includes 17,500 shares of Common Stock issuable upon exercise of warrants granted to Mr. Mitchell. Mr. Mitchell is a member of the Board of Directors of the Company.

         (40) Includes 7,500 shares of Common Stock issuable upon exercise of warrants granted to Mr. Ross. Mr. Ross is a member of the Board of Directors of the Company.

         (41) Includes 155,000 shares of Common Stock issuable upon exercise of options granted to Mr. Kaiser. Mr. Kaiser is the Executive Vice President and Treasurer of the Company.

         (42) Includes 7,875 shares of Common Stock issuable upon exercise of options granted to Mr.

Mennona. Mr. Mennona is the former Chairman of the Board of Directors and Chief Executive Officer of the Company. Mr. Mennona is currently an employee of the Company.

         (43) Includes 125,000 shares of Common Stock issuable upon exercise of options granted to Mr. Pirasteh. Mr. Pirasteh is the Chairman of the Board of Directors, Chairman of the Executive Committee and is a member of the Board of Directors of the Company.

         (44) Includes 151,250 shares of Common Stock issuable upon exercise of options granted to Mr. Sergi. Mr. Sergi is the President and a member of the Board of Directors of the Company.

                              PLAN OF DISTRIBUTION

         The shares of Common Stock offered hereby (the "Shares") may be offered for sale from time to time by the Selling Shareholders or their respective pledgees, donees, transferees or other successors in interest in the open market, on the NASDAQ National Market, in the over-the-counter market, in privately negotiated transactions, through the writing of options (whether such options are listed on an options exchange or otherwise), or a combination of such methods, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale, or at negotiated or fixed prices, in each case, as determined by the Selling Shareholders or by agreement between the Selling Shareholders and underwriters, brokers, dealers or agents, or purchasers. In addition, the Selling Shareholders may enter into hedging transactions with broker-dealers, who may engage in short sales of the Common Stock in connection with such hedging transactions. In such event, the broker-dealers may borrow the Shares from the Selling Stockholder in order to consummate such short sales. The Selling Shareholder may also sell short the Common Stock and deliver the Shares to close out such short positions, or may loan or pledge the Shares to broker-dealers, who may, in turn, sell, loan or pledge the Shares.

         The sale or distribution of the Shares may be effected directly to purchasers by the Selling Shareholders or through one or more brokers, dealers or agents, from time to time, in one or more transactions. If the Selling Shareholders effect such transactions by selling shares to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of commissions, discounts or concessions from the Selling Shareholders and/or purchasers of the Shares for whom they may act as agent, or to whom they may sell as principal, or both (which compensation as to a particular underwriter, broker, dealer or agent may be in excess of those customary in the type of transaction involved). The Selling Shareholders and any brokers, dealers or agents who act in connection with the sale of Shares hereunder may be deemed to be "underwriters" within the meaning of the Act, and any commissions, discounts or concessions received by any such brokers, dealers or agents and proceeds of any resale of the Shares may be deemed to be underwriting discounts and commissions under the Act.

         Under the securities laws of certain states, the Shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the Shares may be not be sold unless the Shares have been registered or qualified for sale in any such state or an exemption from registration or qualification is available and complied with.

         The Company will pay all of the expenses incident to the registration, offering and sale of the Shares to the public hereunder other than commissions, fees and discounts of underwriters, brokers, dealers or agents. The Company will not receive any of the proceeds of the sale of any of the Shares by the Selling Shareholders.

                           DESCRIPTION OF COMMON STOCK

AUTHORIZED STOCK

         The Company's Restated Certificate of Incorporation, as amended, authorizes the issuance of 20,000,000 shares of Common Stock, no par value, and 10,000,000 shares of "blank check" preferred stock. As of September 2, 1998 there were 11,873,509 shares of Common Stock issued and outstanding and held of record by 229 shareholders of record.

         Common Stock. Shareholders are entitled to one vote for each share of the Common Stock held of record on all matters to be voted by shareholders. Shareholders are not entitled to cumulate their votes in the election of directors. Subject to the prior rights of holders of additional preferred stock of the Company which may be issued, the holders of Common Stock are entitled to dividends, when and if declared by the Board of Directors, out of funds legally available therefor. The Company's bank credit facility and the Company's Notes, however, contain restrictions on the payment of cash dividends. See "Risk Factors -- No Cash Dividends." In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of Common Stock have no preemptive rights and have no right to convert Common Stock into any other securities. All outstanding shares of Common Stock are fully paid and nonassessable.

OTHER PROVISIONS OF THE COMPANY'S RESTATED CERTIFICATE OF INCORPORATION

         The Company's Restated Certificate of Incorporation contains certain provisions known as "supermajority" and "fair price" provisions which are anti-takeover measures and could affect the price shareholders could receive for shares of Common Stock.

         Supermajority Provision. The "supermajority" provision is intended to encourage a corporation seeking to enter into a merger or consolidation with the Company or a sale of all or substantially all of the assets of the Company to negotiate these transactions with the "Disinterested Directors" (as defined) to ensure that such transactions have the substantial support of such directors before submission to the shareholders.

         The supermajority provision requires for approval of a merger or consolidation between the Company and another corporation, or a sale of substantially all of the assets of the Company, the affirmative vote of at least 80% of the combined voting power of the then outstanding voting stock voting together as a single class (an "80% Shareholder Vote") in addition to any other Shareholder vote required. The 80% Shareholder Vote would not apply if the proposed transaction is approved by the greater of (i) at least three-fourths of the Disinterested Directors or (ii) two Disinterested Directors. A Disinterested Director is any person who is a member of the Board of Directors, while such person is a member of the Board, who is not an Affiliate, Associate (as those terms are defined in Rule 12b-2 under the Exchange Act) or representative of the other party to the transaction with the Company and who was either a member of the Board at the time the supermajority provision was approved by the Board, or who was recommended for election to the Board, or elected to fill a vacancy on the Board, by a majority of Disinterested Directors.

         Fair Price Provision. The "fair price" provision is intended to (i) override New Jersey's corporation law which provides that a majority in interest of shareholders voting thereon is required for a merger by a corporation, unless such corporation's certificate of incorporation specifies a higher percentage and (ii) prevent a two-tier front-end loaded pricing method for corporate takeovers. In this type of takeover attempt, the bidder tenders for that percentage of shares which will give it sufficient votes to approve a merger providing for the elimination of minority shareholders, as the method of buying the remaining shares. The consideration given for a corporation's shares in this type of merger can be, and frequently is, in a different form than that given in the tender offer. For example, the bidder may pay cash to purchase a controlling position and thereafter approve a merger in which the remaining shareholders receive securities of the bidder (or one of its subsidiaries). Moreover, the value of the securities exchanged in the second step may be substantially less than the amount of cash or the value of the other consideration given in the first step. Accordingly, the shareholders are induced to tender initially.

         The fair price provision requires an 80% Shareholder Vote for certain transactions with an Interested Shareholder (as defined) unless specified price criteria and procedural requirements are met and a majority of the entire Board of Directors approves the Business Combination (as defined) or the approval of not less than three-fourths of the Continuing Directors (as defined) is given. If the latter occurred, then the proposed Business Combination would be subject to the normal approval requirements under New Jersey law.

         An "Interested Shareholder" is defined as any person, other than the Company or any subsidiary or any employee benefit plan of the Company or of any subsidiary or fiduciary of such a plan, or any person who was a director of the Company on the date the provision was adopted by the Board of Directors (such persons being Messrs. Nicholas Mennona, Jr., Martin J. Sergi and Marshall S. Sterman) who (i) is the beneficial owner of voting stock representing 10% or more of the votes entitled to be cast by the holders of all then outstanding shares of voting stock, (ii) is an Affiliate or Associate of the Company and within the prior two years was the beneficial owner of voting stock representing 10% or more of the votes entitled to be cast by the holders of all then outstanding shares of voting stock, or (iii) is the assignee of or has otherwise succeeded to the beneficial ownership of any voting stock beneficially owned by an Interested Shareholder within such two-year period, if such assignment or succession occurred pursuant to a transaction or any series of transactions not involving a public offering within the meaning of the Securities Act. The term "beneficial owner" includes any person directly or indirectly owning or having the right to vote or acquire shares.

         A "Business Combination" includes the following transactions: (1) a merger or consolidation of the Company or any of its subsidiaries with an Interested Shareholder or any other corporation which is or after such transaction becomes an Affiliate or Associate of an Interested Shareholder; (2) the sale or other disposition to, with or by any Interested Shareholder or any Affiliate or Associate of an Interested Shareholder involving any assets or securities of the Company, any subsidiary or any Interested Shareholder or any Affiliate or Associate of an Interested Shareholder valued at $20,000,000 or more; (3) the adoption of any plan or proposal for the liquidation or dissolution of the Company proposed by or on behalf of an Interested Shareholder or any Affiliate or Associate of an Interested Shareholder; (4) any reclassification of securities or recapitalization of the Company, merger or consolidation of the Company with any subsidiary or other transaction which has the effect, directly or indirectly, of increasing the proportionate share of any class or series of the Company's stock, or securities convertible into stock of any class or series of the Company's stock or into equity securities of any subsidiary, that is beneficially owned by an Interested Shareholder or any Affiliate or Associate of an Interested Shareholder; or (5) any agreement, contract or other arrangement providing for any one or more of the actions referred to above.

         A "Continuing Director" is any member of the Board, while a member of the Board, who is not an Affiliate or Associate or a representative of the Interested Shareholder and either was a director at the time the fair price provision was adopted by the Board or was recommended for election to the Board, or elected to fill a vacancy on the Board, by a majority of the Continuing Directors.

         An 80% Shareholder Vote would not be required if the proposed Business Combination is approved by not less than three-fourths of the Continuing Directors or certain minimum price criteria and procedural requirements are satisfied and not less than a majority of the entire Board of Directors approves the transaction.

                                  LEGAL MATTERS

         The law firm of McDermott, Will & Emery, 50 Rockefeller Plaza, New York, New York 10020 acted as counsel for the Company in connection with the validity of the Common Stock offered hereby.

                                     EXPERTS

         The consolidated financial statements and schedule of KTI, Inc. and the financial statements of Penobscot Energy Recovery Company, Limited Partnership appearing in KTI, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 1997, and the consolidated statements of Prins Recycling Corp. (debtor-in-possession) appearing in KTI, Inc.'s Current Report (Form 8-K, dated November 14, 1997, as amended by Form 8-K/A) have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such financial statements and schedule are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

         No dealer, salesman or any other person has been authorized to give any information or to make any representation other than those contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, by any Selling Shareholder or by any other person. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy the securities offered hereby to any person or by anyone in any jurisdiction in which such offer or solicitation may not lawfully be made. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof, or that the information herein contained is correct as of any time subsequent to its date.

                                TABLE OF CONTENTS

                                                                            PAGE

Available Information..........................................................2
Incorporation of Certain Information
  by Reference.................................................................2
Special Note Regarding Forward Looking
  Statements...................................................................3
Summary........................................................................4
The Offering...................................................................5
Risk Factors...................................................................6
Use of Proceeds...............................................................14
Selling Shareholders..........................................................14
Plan of Distribution..........................................................20
Description of Common Stock...................................................21
Legal Matters.................................................................23
Experts.......................................................................23

                                    2,930,291

                             Shares of Common Stock

                                    KTI, INC.

                                   PROSPECTUS

                                October __, 1998

                                     PART II

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the expenses in connection with the offering described in this Registration Statement. The Company has agreed to pay all of the costs and expenses of this Offering.

SEC Registration fee                                                     $15,704
*Blue Sky fees and expenses                                                    0
*Legal fees and expenses                                                  25,000
*Accounting fees and expenses                                              7,500
*Miscellaneous                                                               500
*TOTAL                                                                   $48,704

*Estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The registrant's Restated Certificate of Incorporation provides that the Company shall indemnify its officers, directors, employees and agents to the full extent permitted by law.

         Statutory authority for such indemnification is contained in Title 14A, New Jersey Business Corporation Act, Revised Statutes of New Jersey, N.J.S.A. 14A:3-5, the material provisions of which may be summarized as follows:

         NON-DERIVATIVE PROCEEDINGS (PROCEEDINGS OTHER THAN THOSE BROUGHT BY OR IN THE RIGHT OF THE CORPORATION). A corporation may indemnify an actual or prospective party to a proceeding or investigation if he became such because he is or was a director, officer, employee or agent of the corporation, or of a constituent corporation absorbed by such corporation in a consolidation or merger, or is or was serving at the request of the indemnifying or constituent corporation as a director, officer, trustee, employee or agent of another enterprise. To be eligible for such indemnity, the party must have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and also, in a criminal proceeding, he must have had no reasonable cause to believe that his conduct was unlawful. Such indemnity may be against judgments, fines, settlements, and penalties and reasonable expenses (including counsel fees) incurred in connection with such proceeding.

         DERIVATIVE PROCEEDINGS (PROCEEDINGS BY OR IN THE RIGHT OF THE CORPORATION). A corporation may indemnify such actual or prospective party to a proceeding or investigation against his reasonable expenses (including counsel fees) if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, but not against judgments, fines, settlements or penalties in connection with such proceedings or investigation. However, if such party has been adjudged to be liable to the corporation, he may be indemnified for expenses only if a court determines that, despite such adjudication of liability, in the circumstances of the case indemnity of such party is fair and reasonable.

         DETERMINATION REGARDING INDEMNIFICATION. Indemnification of a party (unless ordered by a court) is dependent upon a determination that such indemnification is proper because the party has met the above standards applicable to him, such determination to be made by (a) the Board of Directors or a committee thereof acting by a majority vote of a quorum consisting of directors who were not parties to or otherwise involved in the proceedings or
(b) under certain circumstances, by independent legal counsel in a written opinion or by the shareholders of the corporation. Upon the making of such determination in the appropriate manner, a corporation may advance expenses in connection with a proceeding upon receipt of an undertaking by the party to repay them if it is ultimately determined that he is not entitled to indemnification.

         OTHER MATERIAL PROVISION. In all cases, if the party has been successful in a proceeding on the merits or otherwise, or in defense of any matter therein, he is entitled to indemnification for his reasonable expenses (including counsel fees). The indemnification provided by statute is not exclusive of other rights of indemnification and inures to the benefit of the party's legal representative. A corporation may purchase and maintain insurance against expenses incurred by, and liabilities asserted against, directors, officers, employees or agents whether or not the corporation would be empowered to provide such indemnity.

ITEM 16. EXHIBITS.

         The following exhibits, which are furnished with this Registration Statement or incorporated herein by reference, are filed as part of this Registration Statement.

*4.1     Specimen Form of Common Stock Certificate.

#5       Opinion of McDermott, Will & Emery

#23.1    Consent of Ernst & Young LLP.

#23.2    Consent of McDermott, Will & Emery (contained in Exhibit 5).

24       Power of Attorney (on signature page).

------------------------

* Filed as an Exhibit to Registrant's Registration Statement on Form S-4 (No. 33-85234) effective January 6, 1995.

# Filed herewith.

ITEM 17. UNDERTAKINGS.

(a)      The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement;

                  (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b), if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Guttenberg in the State of New Jersey, on September 28, 1998.

                                     KTI, INC.

                                     By: /s/ Martin J. Sergi
                                         Martin J. Sergi
                                         President (Principal Executive Officer)

                                     By: /s/ Ross Pirasteh
                                         Ross Pirasteh
                                         Chairman of the Board of Directors
                                         (Principal Executive Officer)

                                     By: /s/ Paul A. Garrett
                                         Paul A. Garrett
                                         Vice Chairman of the Board of Directors
                                         (Principal Executive Officer)

                                     By: /s/ Brian J. Noonan
                                         Brian J. Noonan
                                         Chief Financial Officer
                                         (Principal Financial Officer
                                         and Principal Accounting Officer)

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Ross Pirasteh and Martin J. Sergi or any of them, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

SIGNATURE                                          TITLE                                   DATED
/s/ Ross Pirasteh                                  Chairman of the Board of             September 28, 1998
-------------------------------------------
Ross Pirasteh                                      Directors, Chairman of the
                                                   Executive Committee and
                                                   Director

/s/ Martin J. Sergi                                President and Director               September 28, 1998
-------------------------------------------
Martin J. Sergi

/s/ Paul A. Garrett                                Vice Chairman of the Board           September 28, 1998
-------------------------------------------
Paul A. Garrett                                    of Directors

/s/ Dibo Attar                                     Director                             September 28, 1998
-------------------------------------------
Dibo Attar

/s/ Paul Kleinaitis                                Director                             September 28, 1998
-------------------------------------------
Paul Kleinaitis

/s/ Jack Polak                                     Director                             September 28, 1998
-------------------------------------------
Jack Polak

/s/ Ken Choi                                       Director                             September 28, 1998
-------------------------------------------
Ken Choi

/s/ Wilbur L Ross, Jr.                             Director                             September 28, 1998
-------------------------------------------
Wilbur L. Ross, Jr.

/s/ George Mitchell                                Director                             September 28, 1998
-------------------------------------------
George Mitchell

/s/ W. Chris Hegele                                Director                             September 28, 1998
-------------------------------------------
W. Chris Hegele

/s/ Carlos Aguero                                  Director                             September 28, 1998
-------------------------------------------
Carlos Aguero



                                 EXHIBIT INDEX

*4.1    Specimen Form of Common Stock Certificate.
#5      Opinion of McDermott, Will & Emery
#23.1   Consent of Ernst & Young LLP
#23.2   Consent of McDermott, Will & Emery (contained in Exhibit 5).
24      Power of Attorney (on signature page).

-------------
* Filed as an Exhibit to Registrant's Registration Statement on Form S-4 (No. 33-85234) effective January 6, 1995.

# Filed herewith.